1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 21, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell, the Notes. This announcement does not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law. This announcement is not for release, publication or distribution in or into, or to any person resident and/or located in, any jurisdiction where such release, publication or distribution is unlawful.

This announcement is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other jurisdiction of the United States, the securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1171)

ANNOUNCEMENT

REDEMPTION OF US$300,000,000 7.2% GUARANTEED SENIOR PERPETUAL

CAPITAL SECURITIES

(Stock code: 5753)

ISSUED BY

YANCOAL INTERNATIONAL TRADING CO., LIMITED

(Incorporated in Hong Kong with limited liability)

Reference is made to the announcements of Yanzhou Coal Mining Company Limited (the “Company”) dated 15 May 2014, 16 May 2014 and 22 May 2014 (the “Announcements”) in relation to the issuance of the US$300,000,000 7.2% senior perpetual capital securities (the “Securities”) issued by Yancoal International Trading Co., Limited (the “Issuer”), a wholly-owned subsidiary of the Company. The Securities are irrevocably and unconditionally and guaranteed by the Company and listed on the Hong Kong Stock Exchange (stock code: 5753). Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Announcements.

Pursuant to the terms of the Securities, the Company announces that the Issuer has informed the trustee of the Securities that all outstanding Securities will be redeemed on 23 May 2016 (the “Redemption Date”) at a redemption price equal to the principal amount of the Securities, together with all distributions accrued to (but not including) the Redemption Date.

As of the date of this announcement, the principal amount of the Securities outstanding is US$300,000,000. Upon redemption of the outstanding Securities on the Redemption Date, there will be no further outstanding Securities in issue. Accordingly, the Issuer will make an application to the Hong Kong Stock Exchange for the Securities to be delisted.

By order of the Board
Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

21 April 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

As at the date of this announcement, the directors of Yancoal International Trading Co., Limited are Mr. Li Xiyong, Mr. Lai Cunliang, Mr. Yin Mingde, Mr. Wu Yuxiang and Mr. Zhang Baocai.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited
Zhang Baocai, Director
Tel: +86 537 538 3310
Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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